April 12, 2006

Mail Stop 4561

Mr. Michael Manahan
Chief Executive Officer
PracticeXpert, Inc.
23975 Park Sorrento Drive, No. 110
Calabasas, CA 91302

Re: PracticeXpert, Inc.
Item 4.02 Form 8-K
Filed April 10, 2006
File No. 0-30583

Dear Mr. Manahan:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1.   We note your references to the SEC Staff's positions within the discussion of your restatement. However, the basis for your restatement appears to be your reconsideration of the requirements of GAAP; thus, reference to the SEC Staff's positions is unwarranted. Please amend your filing accordingly.

2.   Please refile your Form 8-K under Item 4.02 in the EDGAR system pursuant to SEC Release 33-8400.

You should file an amendment in response to this comment on or before April 19, 2006.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

PracticeXpert, Inc.
April 12, 2006
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3446.

Sincerely,

James T. Webster
Staff Accountant